EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong third quarter 2023 operating and financial results and achieves mechanical completion on Coastal GasLink ahead of target
Comparable EBITDA now expected to be at the upper end of 2023 outlook
CALGARY, Alberta – November 8, 2023 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its third quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “During the third quarter, we made monumental progress on Coastal GasLink and have achieved mechanical completion ahead of our year-end target. The team’s exceptional safety and construction execution on this challenging project means that we have reached 100 per cent pipeline installation, including the successful hydrotesting of the full 670 km pipeline length. The project remains on track with the approximately $14.5 billion cost estimate." Poirier continued, "We are also delivering on our 2023 strategic priorities, including strengthening the balance sheet with the recent receipt of $5.3 billion of asset sale proceeds that will be utilized for debt repayment and funding, along with maximizing the value of our assets with the announced intention to spin off our Liquids Pipelines business. Our focus on safety and the reliability of our assets continues to deliver strong year-over-year growth, and we remain on track to deliver a record year for 2023 comparable EBITDA despite macroeconomic headwinds.”
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Delivered approximately seven per cent comparable EBITDA1 growth of $2.6 billion in third quarter 2023 compared to $2.5 billion in third quarter 2022. Segmented earnings were $0.6 billion in third quarter 2023 compared to $1.8 billion in third quarter 2022, largely due to the after-tax impairment charge of $1,179 million for the three months ended September 30, 2023 related to TC Energy's equity investment in Coastal GasLink Pipeline Limited Partnership (Coastal GasLink LP)
•Third quarter 2023 results were underpinned by solid utilization and reliability across our assets. While our Natural Gas Pipelines business does not carry material volumetric or price risk, strong utilization rates demonstrate the demand for our services and the longer-term criticality of our assets
◦NGTL System receipts averaged 14.0 Bcf/d, up 0.5 Bcf/d from third quarter 2022
◦NGTL System daily receipts reached 14.6 Bcf on August 6, 2023, the highest single day average on the pipeline
◦U.S. Natural Gas Pipelines LNG deliveries averaged 3.1 Bcf/d, up 1.4 per cent from third quarter 2022
◦U.S. Natural Gas Pipelines business achieved a new record of deliveries to power generators of 5.2 Bcf on July 28, 2023
◦Gas Transmission Northwest (GTN) system achieved an all-time delivery record of 2.96 Bcf on July 25, 2023
◦Keystone Pipeline System achieved 93.7 per cent operational reliability year-to-date
◦Successfully completed two open seasons on Marketlink, supporting the sustained demand for Canadian crude on the Keystone Pipeline and Marketlink systems
◦Alberta cogeneration power plant fleet achieved approximately 98 per cent peak price availability
◦Bruce Power achieved 94 per cent availability and successfully completed the Unit 6 Major Component Replacement (MCR) within budget and ahead of schedule

1 Comparable EBITDA is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.

•Third quarter 2023 financial results:
◦Net losses attributable to common shares of $0.2 billion or $0.19 per common share compared to net income of $0.8 billion or $0.84 per common share in third quarter 2022. Comparable earnings2 of $1.0 billion or $1.00 per common share compared to $1.1 billion or $1.07 per common share in 2022
◦Comparable EBITDA of $2.6 billion compared to $2.5 billion in 2022 and segmented earnings of $0.6 billion compared to $1.8 billion in 2022
•Reflecting strong year-to-date operational and financial performance, we now expect 2023 comparable EBITDA to be at the upper end of the five to seven per cent outlook compared to 2022, while 2023 comparable earnings per common share is expected to be generally consistent with 2022
•Year to date, we have placed approximately $5 billion of projects into service on our natural gas and liquids pipeline systems, as well as the Bruce Power Unit 6 MCR which was declared commercially operational on September 14, 2023
•Placed the lateral section of the Villa de Reyes (VdR) pipeline in commercial service
•Placed substantially all assets of the NGTL System/Foothills West Path Delivery Program into service on November 1, 2023
•On October 4, 2023, we successfully completed the sale of a 40 per cent non-controlling equity interest in Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) systems to Global Infrastructure Partners (GIP) for total cash proceeds of $5.3 billion (US$3.9 billion), which were directed towards reducing leverage
•Coastal GasLink has achieved mechanical completion, ahead of its year-end target and the project remains on track with the cost estimate of approximately $14.5 billion
•The Southeast Gateway Pipeline project continues to progress to our US$4.5 billion cost estimate and schedule. Land rights and rights of way negotiations have closed and all critical permits for onshore construction have been received. We are advancing construction of on-shore facilities and landfalls. Offshore engineering is complete and offshore installation expected to commence prior to the end of 2023
•Approved the Bison XPress expansion project on Northern Border and Bison systems that will replace and upgrade certain facilities and provide production egress from the Bakken basin to a delivery point at the Cheyenne Hub
•GTN XPress project received FERC approval to expand the GTN system that will provide for the transport of incremental contracted export capacity facilitated by the NGTL System/Foothills West Path Delivery Program
•John E. Lowe will be appointed as TC Energy's Board Chair, effective January 1, 2024
•Progressing proposed Liquids Pipelines spinoff with the announcement of the Board Chair and company name, South Bow Corporation
•Declared a quarterly dividend of $0.93 per common share for the quarter ending December 31, 2023.

2 Comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Net income attributable to common shares and Net income per common share, respectively. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.

	three months ended September 30		nine months ended September 30
(millions of $, except per share amounts)	2023	2022	2023	2022

Income
Net income (loss) attributable to common shares	(197)	841	1,366	2,088
per common share – basic	($0.19)	$0.84	$1.33	$2.11

Segmented earnings (losses)
Canadian Natural Gas Pipelines	(799)	409	(782)	1,152
U.S. Natural Gas Pipelines	782	714	2,576	1,735
Mexico Natural Gas Pipelines	210	113	646	395
Liquids Pipelines	253	268	702	801
Power and Energy Solutions	234	289	741	535
Corporate	(36)	(9)	(74)	12
Total segmented earnings (losses)	644	1,784	3,809	4,630

Comparable EBITDA
Canadian Natural Gas Pipelines	781	713	2,301	2,038
U.S. Natural Gas Pipelines	968	926	3,160	2,948
Mexico Natural Gas Pipelines	232	204	597	542
Liquids Pipelines	398	332	1,078	1,002
Power and Energy Solutions	256	295	754	704
Corporate	(3)	(9)	(9)	(16)
Comparable EBITDA	2,632	2,461	7,881	7,218
Depreciation and amortization	(690)	(653)	(2,061)	(1,914)
Interest expense included in comparable earnings	(865)	(666)	(2,413)	(1,866)
Allowance for funds used during construction	164	116	443	254
Foreign exchange gains (losses), net included in comparable earnings	(25)	6	78	32
Interest income and other included in comparable earnings	63	35	157	93
Income tax (expense) recovery included in comparable earnings	(220)	(202)	(749)	(554)
Net (income) loss attributable to non-controlling interests	(1)	(8)	(18)	(28)
Preferred share dividends	(23)	(21)	(69)	(85)
Comparable earnings	1,035	1,068	3,249	3,150
Comparable earnings per common share	$1.00	$1.07	$3.16	$3.19

Net cash provided by operations	1,824	1,701	5,408	4,350
Comparable funds generated from operations[i]	1,755	1,637	5,575	5,068
Capital spendingii	3,289	2,594	9,313	5,822

Dividends declared
per common share	$0.93	$0.90	$2.79	$2.70

Basic common shares outstanding (millions)
– weighted average for the period	1,035	1,000	1,028	988
– issued and outstanding at end of period	1,037	1,012	1,037	1,012
i    Comparable funds generated from operations is a non-GAAP measure used throughout this release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable in similar measures presented by other companies. The most directly comparable GAAP measure is Net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this release.
ii    Includes Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to the Financial condition – Cash (used in) provided by investing activities section for additional information.

CEO Message
In the third quarter of 2023, we made significant progress towards our 2023 strategic priorities that include safely executing on major projects including Coastal GasLink and Southeast Gateway, bringing other capacity capital projects into service, accelerating our deleveraging by advancing our $5+ billion asset divestiture program, and continuing to maximize the value and performance of our assets through safe operations and reliable service.
Project execution: Coastal GasLink achieves mechanical completion, while continuing to advance Southeast Gateway
We are pleased to announce that the Coastal GasLink project has achieved mechanical completion ahead of our year-end target. In October, the project achieved 100 per cent pipe installation following the final weld at the base of Cable Crane Hill. This monumental milestone includes the installation of all 800 water crossings and the successful hydrotesting of the full length of the 670 km pipeline. Achieving mechanical completion allows us to safely commence the introduction of natural gas. With the most challenging work completed, we have substantially mitigated the remaining risks associated with the project, and the cost estimate of approximately $14.5 billion remains on track. Throughout the remainder of 2023, the project will complete pipeline commissioning activities to be ready to deliver commissioning gas to the LNG Canada facility by the end of the year, and we will continue reclamation work in 2024. In Mexico, our team made important progress on the Southeast Gateway Pipeline project. Land rights and rights of way negotiations have closed, and all critical permits for onshore construction have been received. Onshore construction at the three landfall sites continues to progress on plan, with all land acquisitions complete. Offshore engineering is complete and concrete coating is on track, supporting offshore installation which is expected to commence prior to the end of 2023. We also placed the lateral section of the VdR pipeline into commercial service, serving power generation in the state of Guanajuato. With the support of the Comisión Federal de Electricidad (CFE) and state governments, we are targeting the south section of VdR to be in-service by the second half of 2024.
Accelerating deleveraging by advancing our $5+ billion asset divestiture program
On October 4, we announced the successful completion of the sale of a 40 per cent non-controlling equity interest in our Columbia Gas and Columbia Gulf systems to GIP, for total cash proceeds of $5.3 billion (US$3.9 billion). Cash proceeds from this transaction were directed towards reducing our year-end 2023 debt-to-EBITDA3 metric by over 0.4 times. Closing of this transaction is a major step towards reaching TC Energy’s 2024 year-end leverage target of 4.75 times debt-to-EBITDA. As we announced in July, we continue to evaluate an incremental $3 billion of capital rotation opportunities to further support our deleveraging targets. Collectively, these actions are expected to enable TC Energy to continue strengthening its balance sheet and reinforce long-term, sustainable annual dividend growth of three to five per cent.
Demand for our services during nine months of the year drives nine per cent year-over-year growth in comparable EBITDA
Strong operational performance during the third quarter is a testament to our ability to safely and reliably deliver essential services across North America. Within our integrated Natural Gas Pipelines business, total NGTL System receipts averaged 14.0 Bcf/d and the NGTL System achieved record single-day receipts of 14.6 Bcf on August 6. U.S. Natural Gas (USNG) LNG deliveries averaged 3.1 Bcf/d during the quarter, up 1.4 per cent compared to third quarter 2022, and our USNG business achieved a new record for deliveries to power generators of 5.2 Bcf on July 28. Our GTN system also achieved an all-time delivery record of 2.96 Bcf on July 25. In October, FERC approved our GTN XPress project, an expansion of the GTN system that will provide for incremental contracted export capacity facilitated by the NGTL System/Foothills West Path Delivery Program with an anticipated in-service date in 2024. The Liquids Pipelines business has delivered approximately eight per cent comparable EBITDA growth year-to-date compared to 2022. Ensuring the continued delivery of all contracted volumes, the Keystone Pipeline System has achieved 93.7 per cent operational reliability year-to-date. Marketlink throughput increased over 250,000 Bbl/d year-over-year, driven by strong demand and additional last-mile connectivity. Throughout the year we have successfully completed two open seasons on Marketlink, supporting the sustained demand for Canadian crude on the Keystone Pipeline and Marketlink systems. Within Power and Energy Solutions, the Alberta cogeneration power plant fleet
3 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. See the Forward-looking information, Non-GAAP measures and Reconciliation sections for more information.

reached approximately 98 per cent peak price availability, while Bruce Power achieved 94 per cent availability in the quarter. Highlighting our shared commitment to project execution, Bruce Power announced the successful completion of the Unit 6 MCR within budget and ahead of schedule. Unit 6 has fully returned to service, achieving a significant milestone in Ontario’s largest clean-energy initiative and one of Canada’s largest infrastructure projects.
2023 outlook and dividend declaration
Reflecting strong year-to-date operational and financial performance, we now expect 2023 comparable EBITDA to be at the upper end of the five to seven per cent outlook compared to 2022 and 2023 comparable earnings per share to be generally consistent with 2022. Total capital expenditures for 2023 are now expected to be approximately $12.0 billion to $12.5 billion. While the estimated capital costs associated with our major projects remains consistent, the increase from the range as outlined in our 2022 Annual Report is primarily related to shifts in timing for some of our growth projects and maintenance capital expenditures in our natural gas pipelines businesses, as well as the foreign exchange impact of a stronger U.S. dollar. We continue to work on cost mitigation strategies and assess developments in our construction projects and market conditions for changes to our overall capital program. To date, we have placed approximately $5 billion of assets into service on budget, further supporting comparable EBITDA growth. Beyond 2024, we remain committed to limiting annual sanctioned net capital expenditures to $6 billion to $7 billion. At this level, we believe we can continue to grow our business at a commensurate rate with our dividend growth outlook of three to five per cent, while also providing the optionality to further reduce leverage and/or return incremental capital to shareholders. TC Energy’s Board of Directors declared a quarterly dividend of $0.93 per common share for the quarter ending December 31, 2023, equating to $3.72 on an annualized basis.
Executing on commitment of enhanced governance
On November 8, TC Energy announced on behalf of its Board of Directors that John E. Lowe will be appointed as Chair of the Board, effective January 1, 2024. Delivering on his commitment to align with TC Energy’s revised governance guidelines regarding board commitments as outlined in the 2023 Management Information Circular, Siim A. Vanaselja has announced he will be stepping down as Board Chair effective December 31, 2023. Mr. Vanaselja joined the Board of Directors in 2014 and was appointed as Board Chair in 2017. He will continue to serve as a valued member of the Board to ensure an orderly succession and allow TC Energy the continued benefit of his expertise. Mr. Lowe has been a member of TC Energy’s Board of Directors since 2015 and currently serves as Chair of the Governance committee, a member of the Health, Safety, Sustainability and Environment committee, and has previously served as Chair of the Audit committee. Mr. Lowe’s extensive governance experience is paired with over 25 years of various executive and management positions within the midstream and energy industry.
Progressing our proposed Liquids Pipelines spinoff
We have already achieved significant milestones in the few short months following our July 27 announcement to spin off our Liquids Pipelines business to create two independent, investment-grade, publicly listed companies. First, we announced that Hal Kvisle has agreed to be appointed as Chair of South Bow Corporation Board of Directors. Hal has extensive industry experience and intimate knowledge of TC Energy’s highly competitive North American liquids system. Second, we remain on track with all major separation activities to successfully execute the transaction during the second half of 2024, including required regulatory and tax status applications. And third, we are excited to announce South Bow Corporation as the name of the new Liquids Pipeline Company. This name symbolizes the historical roots of the company in Alberta, Canada, while acknowledging the pipeline system's strategic corridor, which enables the company to deliver a premium service to the strongest U.S. demand markets. This symbolism—grounded in history and pointing towards our future—is reflective of the new company's vision, which is rooted in safety and operational excellence and guided by a team dedicated to providing highly competitive service to our customers and ultimately, North America.
The series of announcements TC Energy has made in recent months are complementary efforts. When taken together, spinning off the Liquids Pipelines business, integrating our natural gas businesses and advancing deleveraging targets through asset sales, all directly serve our long-term strategy and commitment to maximizing the value of our assets. As we look forward, we are aligning our portfolio mix and strategy to protect and enhance the value of our strategic corridors to deliver long term enduring shareholder value.

Teleconference and Webcast
We will hold a teleconference and webcast on Wednesday, November 8, 2023 at 6:30 a.m. (MST) / 8:30 a.m. (EST) to discuss our third quarter 2023 financial results and company developments. Presenters will include François Poirier, President and Chief Executive Officer; Joel Hunter, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1.800.319.4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: https://www.gowebcasting.com/12930. The webcast will be available for the replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on November 15, 2023. Please call 1.855.669.9658 and enter passcode 0502.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements on the progress of Coastal GasLink, Southeast Gateway and GTN XPress projects, including mechanical completion, offshore installations and in-service dates, our projected comparable EBITDA and debt-to-EBITDA leverage metrics for 2023 and 2024, our targeted leverage metrics, and our expected capital expenditures and dividend outlook and the proposed Liquids Pipelines spinoff, including the structure, conditions, timing and tax effect thereof. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2022 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use, the MD&A is included in this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported Total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2021 and 2022.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2022	2021

Reported total debt	58,300	52,766
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,744
Equity treatment of junior subordinated notesiii	(5,248)	(4,470)
Cash and cash equivalents	(620)	(673)
Operating lease liabilities	433	429
Adjusted debt	54,115	49,796

Comparable EBITDAiv	9,901	9,368
Operating lease cost	106	105
Distributions received in excess of (income) loss from equity investments	(29)	77
Adjusted Comparable EBITDA	9,978	9,550

Adjusted Debt/Adjusted Comparable EBITDA[i]	5.4	5.2
i    Comparable EBITDA is a non-GAAP measure. Management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2022.
iii    50 per cent equity treatment on $10.5 billion of junior subordinated notes as of December 31, 2022. U.S. dollar-denominated notes translated at         December 31, 2022, U.S./Canada foreign exchange rate of 1.35.
iv    Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information.

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